September 8, 2009

CORRESP – FILED ELECTRONICALLY
  VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-3561

Re:	Regal Life Concepts, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2009
Filed May 28, 2009
Form 10-Q for the Period Ended May 31, 2009
File No. 333-134536
———————————————————————

Dear Ms. Thompson:

This firm has been retained by Regal Life Concepts, Inc. (the “Company”) to respond to your comments dated August 25, 2009.  To that end, on behalf of the Company please find electronically transmitted herewith changes to the Company’s Form 10-K for the fiscal year ended February 28, 2009 and Form 10-Q for the period ended May 31, 2009, in response to your comments dated August 25, 2009.  This response letter has been numbered to coincide with your comment letter.

Form 10-K for the Fiscal Year Ended February 28, 2009.

General

Comment No. 1:       We note that your Form 10-K presents several disclosures and Item numbers that were specific to Form 10-KSB and are no longer appropriate under Form 10-K.  Please ensure that future forms 10-K and future forms 10-Q contain the cover pages specific to those forms and the items specific to those forms.

Response:                 Please note that the Company has revised its Form 10-K in response to this comment.  The Company further undertakes that all future filings will include cover pages and items specific to Forms 10-K and Forms 10-Q.

Item 8A.  Controls and Procedures

Comment No. 2:        We note your disclosures under this heading and have the following comments.

Ms. Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance

▪
As indicated in our comment one above, ensure that in future filings you use the correct item numbers for form 10-K.  Specifically, controls and procedures should be item 9, and you should follow the instructions for that item as specified within form 10-K.  Confirm to us that you will do so.

▪
Item 308T (a)(3) of Regulation S-K requires you to disclose management’s assessment of the effectiveness of  your internal control over financial reporting.  Your conclusion as seen in the second paragraph under this heading states that your management concluded that your internal controls and procedures were not effective, instead of stating that your management concluded that your internal control over financial reporting was not effective.  Please note you must use the phrase “internal control over financial reporting” to comply with item 308T (a)(3).  When you amend your form 10-K for the items noted below, please change this concluding sentence to refer to internal control over financial reporting.

▪	You do not appear to have provided the disclosure required by item 308T (a)(4) of regulation S-K. Please amend your form 10-K to provide this disclosure.

▪
You do not appear to have provided the disclosures required by Item 307 of regulation S-K concerning your disclosure controls and procedures.  Please note that disclosure controls and procedures are different from internal control over financial reporting, and you are required to provide separate disclosures for each of item 307 and item 308T of Regulation S-K.  Please amend your form 10-K to provide the disclosures required by Item 307.  If you conclude that your disclosure controls and procedures were effective as of February 28, 2009, please disclose to your readers how you reached this conclusion in spite of the various material weaknesses noted in your assessment of internal controls over financial reporting, as it appears these material weaknesses would also impact your disclosure controls and procedures.

Response:                 We hereby confirm on behalf of the Company that it will use the correct Item numbers for Form 10-K in its future filings.  The Company has also revised its Form 10-K to correct the Item number for “Controls and Procedures.”    Further, the Company has amended its Form 10-K to include the appropriate disclosures requested above.  Please see the marked copy of the Form 10-K/A, which has been included with this correspondence.

Exhibits 31.1 and 31.2

Comment 3:              As indicated in Exchange Act Rule 12b-15, when you amend your Form 10-K as requested in the comment above, you must set forth the complete text of each item as amended, and you must provide new certifications in your amendment that are signed as of a recent date.  When you provide these new certifications in your amendment, please ensure that your certification filed as Exhibit 31 are exactly as set forth in item 601(b)(31) of Regulation S-K.  Specifically, in the opening line of these certifications, you should give the certifying individual’s name but not their title.  The titles instead should be presented directly underneath the signature at the bottom of the certification.  Paragraph one of this certification should identify your annual report on Form 10-K, but all other paragraphs within this certification should refer only the “report” and not the “annual report.”  The introduction to paragraph four of this certification should refer to internal control over financial reporting, and paragraph 4(b) as specified within Item 601(b)(31) should be provided.  Additionally, there are various other discrepancies between the certifications you provided in your form 10-K and the wording specified in Item 601(b)(31) of Regulation S-K.  Please revise.

Ms Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance

Response:                  We have included the certifications requested above with this correspondence.

Form 10-Q for the Period Ended May 31, 2009

Part I.  Item 3, Controls and Procedures

1.	We note your disclosures under this heading and have the following comments:

▪
As indicated in our comment one above, ensure that in future filings you use the correct item numbers for Form 10-Q.  Specifically, Controls and Procedures should be Item 4 of Part I, and you should follow the instructions for that item as specified within form 10-Q.  Confirm to us that you will do so.

▪
Please refer to your disclosure under the subheading “conclusions”.  Given that your internal control over financial reporting, and we assume also your disclosure controls and procedures, were ineffective at February 28, 2009, and given your disclosure that there were no changes to your internal controls during your first fiscal quarter, please explain to us in detail how you concluded that your disclosure controls and procedures were effective at May 31, 2009.  In this regard, we assume that the material weaknesses identified in your Form 10-K still existed at May 31, 2009, since you have not disclosed changes in your internal controls to correct those material weaknesses, and it appears that those material weaknesses would continue to render your disclosure controls and procedures ineffective.  Please advise.

▪
Please refer to your disclosure under the subheading “conclusions.”  In future filings, remove the phrase “subject to limitations noted above,” as this qualification of your conclusion is inappropriate.  Refer to Section II.F.4. of our Release No. 33-8238, available at our website at www.sec.gov/rules/final/33-8238.htm#iif3.

▪
Please refer to you disclosure under the subheading “conclusions.”  You state that “disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.”  In future filings, including your next Form 10-Q. revise this concluding sentence to either state your conclusion without providing any part of the definition of disclosure controls and procedures, or provide the entire definition of disclosure controls and procedures.  For example, you could state, if true, that disclosure controls and procedures are effective at the reasonable assurance level.  You could also state, if true, that disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to your  management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Ms. Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance

Response:             The Company has revised its Form 10-Q to include the items and disclosures requested above.  Please see the amended 10-Q/A provided with this correspondence.

**************

In connection with responding to your comments, the Company further acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in their filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this reply, along with the attached Form 10-K/A and Form 10-Q/A, have addressed all your concerns.  For your convenience, we are also including herewith versions which have been marked to show changes.

Please do not hesitate to contact us should you have any questions.  Thank you.

Regards,

/s/ David E. Danovitch
David E. Danovitch, Esq.